AMENDMENT TO CHANGE OF CONTROL SEVERANCE AGREEMENT

This AMENDMENT TO CHANGE OF CONTROL SEVERANCE AGREEMENT (the "Amendment") is dated as of October 23, 2008, between Centillium Communications, Inc. (the "Company"), and Linda C. Reddick (the "Executive").

WHEREAS, the Executive and the Company have previously entered into an Amended and Restated Change of Control Severance Agreement dated as of February 16, 2007 (the "Agreement"); and

WHEREAS, in accordance with the final treasury regulations issued pursuant to Section 409A of the Internal Revenue Code (the "Final Regulations"), the parties desire to enter into this Amendment to revise the terms of the Agreement to provide for a definition of "Good Reason" that satisfies the "safe harbor" definition provided for in the Final Regulations with respect to certain of the payments that may be provided pursuant to the Agreement;

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements of the parties contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. This Amendment shall become effective upon its execution.

2. Section 5(c) of the Agreement is hereby amended and restated by deleting Section 5(c) in its entirety and replacing it with the following:

"(c)   Good Reason. The Executive's employment may be terminated during the Employment Period by the Executive for Good Reason. For purposes of this Agreement, "Good Reason" means:

(i)   A material diminution in the Executive's base compensation;

(ii)   A material diminution in the Executive's authority, duties and responsibilities as in effect immediately prior to the Change of Control;

(iii)   A material diminution in the authority, duties and responsibilities of the supervisor to whom the Executive is required to report as in effect immediately prior to the Change of Control, including a requirement that the Executive report to a corporate officer or employee instead of reporting directly to the Company's Board of Directors (the "Board") if the Executive had reported to the Board immediately prior to the Change of Control;

(iv)   A material change in the geographic location in which Executive's principal office was located immediately prior to the Change of Control;

(v) A material diminution in the budget over which the Executive had authority immediately prior to the of the Change of Control;

(vi) Any other action or inaction that constitutes a material breach by the Company of this Agreement or any other agreement under which the Executive provides services;

provided, however, that Good Reason shall not exist unless the Executive has given written notice to the Company within ninety (90) days of the initial existence of the Good Reason event or condition(s) giving specific details regarding the event or condition; and unless the Company has had at least thirty (30) days to cure such Good Reason event or condition after the delivery of such written notice and has failed to cure such event or condition within such thirty (30) day cure period."

3. Except as otherwise provided herein, the Agreement shall remain in full force and effect in accordance with its original terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment, or have caused this Amendment to be executed and delivered, to be effective as of October 23, 2008.

CENTILLIUM COMMUNICATIONS, INC.

Date:_____   By:_____
                                        Name:
                                        Title:

EXECUTIVE

Date:_____   _____